Dennis M. Myers, P.C. To Call Writer Directly: 312 861-2232 dmyers@kirkland.com	200 East Randolph Drive Chicago, Illinois 60601 312 861-2000 www.kirkland.com	Facsimile: 312 861-2200

October 18, 2006

Via EDGAR and Federal Express

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:       Kathleen Collins

Kari Jin

Re:                               Smurfit Kappa Funding PLC
Form 20-F for Fiscal Year ended December 31, 2005 filed May 1, 2006
Forms 6-K filed May 31, 2006 and August 30, 2006

Ladies and Gentlemen:

On behalf of Smurfit Kappa Funding PLC, a public limited company incorporated under the laws of Ireland (the “Company”), please find below the Company’s responses to the comment letter to Gary W. McGann, dated October 3, 2006, from the Staff of the Commission, regarding the Company’s Form 20-F for the year ended December 31, 2005 (the “Form 20-F”) and the Company’s Forms 6-K filed May 31, 2006 and August 30, 2006.  The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses.  Unless otherwise indicated, capitalized terms used below have the meanings assigned to them in the Form 20-F.

General

1.                                       We note your response to the second bullet point in our previous comment no. 1 where you indicate that the Company uses the non-GAAP financial measure of free cash flow as a measure of operating performance and profitability associated with EBITDA.  You further state that the Company believes that this financial measure is important to help it monitor and communicate to investors the Company’s efforts as it shows the cash inflows and outflows from operating activities, distinguishing them from cash inflows and outflows arising from acquisition and disposal activities.  Your response appears to imply that the Company is using free cash flows as a measure of liquidity rather than as a performance measure.  Please explain and provide the reconciliation of free cash flows that you intend to include in future filings.

Response:  The Company uses free cash flow as a measure of operating performance and as a measure of liquidity.  EBITDA is the Company’s primary measure of operating performance,

London	Los Angeles	Munich	New York	San Francisco	Washington, D.C.

and the Company uses free cash flow to measure cash flows associated with EBITDA.  Free cash flow is used by management to assess and understand the Company’s sources and uses of cash and to identify underlying trends in the business.  Free cash flow is used by management to assess the Company’s ability to generate cash flow to reduce debt and reinvest in the business.  As noted in our previous response, the Company will provide a definition of free cash flow and note the limitations of this non-GAAP measure in all future filings. The Company will provide also the following schedule reconciling free cash flow for all periods presented to the Consolidated Statement of Cash Flows in all future filings:

The following is a reconciliation of net income (loss) and consolidated statement of cash flows to free cash flow:

Six Months to June 30, 2006
€ million

Net income (losses)	€(152)
Equity minority interests	4
Taxation	38
Share of associates’ operating income and interest expense	(5)
Stock compensation expense	1
Exceptional items	77
Net interest expense	168
Other financial expense	5
Operating income	136
Depreciation, depletion and amortization	218
Finance lease interest paid	1
Increase in deferred creditors	(16)
Increase in working capital(1)	(148)
Currency translation adjustments	(3)
Net cash flow from operating activities	€188
Dividends received from associates	3
Dividends paid to minorities	6
Returns on investments and servicing of finance	(176)
Taxation	(22)
Capital expenditure and financial investment	(131)
Financing: Capital elements of finance leases repaid	(3)
Interest on cash deposits not qualifying as cash under FRS 1	2
Free cash flow	€(133)

(1)          Increase in working capital is the combination of the changes in the Company’s working capital and other balance sheet accounts in cash flow from operations (accounts receivables and prepayments, inventories, accounts payable and accrued liabilities).

2.                                       We note your response to the third bullet point in our previous comment no. 1 and we have the following additional comments:

•                  You indicate that the Company uses Adjusted EBITDA as a measure of its “core operating performance”.  Explain what you mean by “core” operating performance and explain why excluding charges such as non-cash compensation is indicative of the Company’s “core” operating performance.  If you intend to use this terminology in your future filings, ensure that it is adequately defined and explain how you determined that the excluded items were representative of your “core” operating performance.

•                  We note that the “Company believes that EBITDA is used as an indicator of income generated in the form of cash”. Furthermore, you state “In order to maintain comparability and consistency between the cash flow statements and EBITDA the Company believes it is appropriate to exclude income from associates and equity minority interests from EBITDA”.  Your response implies that the Company is using adjusted EBITDA as a measure of liquidity and yet you reconciled such amount to net income and refer to adjusted EBITDA as a measure of performance.  Clarify and advise us if you are using EBITDA as a performance or a liquidity measure. Also, provide a reconciliation of EBITDA to the most directly comparable GAAP measure and ensure that your explanation as to the substantive reasons why management believes these non-GAAP measures provides useful information to investors supports your non-GAAP disclosures. Refer to Item l0(e)(i)(B) of Regulation S-K.

•                  We note your discussion of the exclusion of reorganization and restructuring costs where you indicate that in order to reorganize and restructure its businesses the Company must incur costs which the Company does not expect to recur and that such costs are not expected to recur once the integration programs are completed. Pursuant to FAQ 9, however, if there is a past pattern of restructuring charges, no articulated demonstration that such charges will not continue and no other unusual reason that a company can substantiate to identify the special nature of the restructuring charges, it would be difficult for a company to meet the burden of disclosing why such a non-GAAP measure is useful to its investors. In this regard, we note that the Company has incurred such costs for the last five fiscal years and you continue to incur such costs. Please explain why you believe the Company has met the requirements of FAQ 9 to include such non-GAAP financial measures. If you continue to believe that these items meet the requirements of the FAQ and Item 10(e) of Regulation S-K, then we believe that additional disclosures are required and should include at a minimum, a discussion of why the adjustments are necessary to enhance an overall understanding of your past financial performance and prospects for the future and why the excluded items should not be considered; why the adjustments provide both management and investors with a more complete understanding of underlying operational results, trends and marketplace performance and why the excluded items should not be considered; the material limitations associated with the use of the non-GAAP financial measures; the manner in which management compensates for the limitations when using the non-GAAP measures; and the substantive reasons why you believe the non-GAAP financial measures provide useful information to investors.

•                  We note that the Company believes it is appropriate to exclude stock compensation expense in its computation of Adjusted EBITDA because it is a non-cash expense and is required to be excluded from EBITDA calculation used for the Company’s borrowing covenants. We note the financial covenants in Section 22.2(a)(ii) of Exhibit 2 to the Company’s December 6, 2005 Form 6-K and the discussion of EBITDA and it does not appear to reference adjustments for stock compensation expense. Please explain and provide a copy of the debt covenant that supports your exclusion of such expense.  Furthermore, tell us how you considered FAQ 10 to include a discussion of the amount or limit required for compliance with the covenant in your MD&A.

Response:  The Company’s response to each of the matters raised in the Staff’s four bulleted comments is as follows:

•                  The Company’s core operating performance is the Company’s continuing operating performance, which represents the Company’s on-going performance in the ordinary course of its operations.  The Company will no longer use the terminology “core operating performance” but instead will define and use “continuing operating performance.” The Company’s continuing operating performance is achieved by manufacturing containerboard, corrugated containers and other paper-based packaging products.  Accordingly, management excludes equity minority interest and share of associates income when evaluating its continuing operating performance because management believes that these items are ancillary to and do not reflect the Company’s on-going and ordinary course operating activities.  In order to maintain comparability and consistency between operating income and EBITDA, the Company believes it is appropriate to exclude equity minority interests and share of associates income from EBITDA.  The Company will not include the measures “EBITDA before exceptional items” or “Adjusted EBITDA” in its future filings.  Accordingly, the Company’s definition, presentation and reconciliation of EBTIDA will not include an adjustment for stock compensation expense.  The Company will provide information on the impact of stock compensation expense as “supplemental information” in the table and will describe the impact of stock compensation expense in the Operating and Financial Review and Prospects section of future reports on Form 20-F or in the description of results in future reports on Form 6-K, as applicable.

•                  The Company uses EBITDA as a measure of its continuing operating performance.  The Company wishes to clarify its statement that it believes EBITDA is used as an indicator of income generated in the form of cash, by noting that its calculation of EBITDA adjusts net income for items that are non-cash in nature, such as depreciation which by definition is excluded from EBITDA, to assist investors in understanding the Company’s continuing operating performance in cash terms.  In order to maintain comparability and consistency between operating income and EBITDA, the Company believes it is appropriate to exclude equity minority interests and share of associates income in its calculation of EBITDA.  The Company will provide the following schedule reconciling Net Income/(Losses)to EBIDTA in all future filings:

The following is a reconciliation of net income (loss) to EBITDA:

Six Months to June 30, 2006
€ million

Net income (losses)	€(152)
Equity minority interests	4
Taxes on income	38
Share of associates’ income	(6)
Net interest expense	169
Depreciation, depletion and amortization expense	219
EBITDA(1)	€272

Supplemental information:
Reorganization and restructuring costs	€112
Stock compensation expense	1

(1)          EBITDA represents “operating income subsidiaries—continuing” plus “income on sale of operations subsidiaries—continuing” plus “depreciation, depletion and amortization” less “other financial expense”.  EBITDA is included in this report because it is a basis upon which we assess our financial performance and debt service capabilities, and because certain covenants in our (and our subsidiaries’) borrowing arrangements are tied to similar measures.  Management believes EBITDA provides useful information to investors because it is frequently used by securities analysts, lenders and others in their evaluation of companies.  In addition, management believes that EBITDA provides a transparent measure of our recurring performance and allows management to readily view operating trends, perform analytical comparisons and identify strategies to improve operating performance.  For this reason, EBITDA is the measure we use to assess performance for purposes of determining compensation under our stock compensation plan.

You should not consider EBITDA in isolation from or as a substitute for cash flows from operations, net income or other consolidated statement of operations or cash flow statement data prepared in accordance with Irish GAAP or U.S. GAAP or as a measure of a company’s profitability or liquidity.  We understand that while EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, EBITDA as used herein is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.  Our use of EBITDA, instead of a GAAP measure, has limitations as an analytical tool, including the inability to determine profitability or liquidity, due to the exclusion of interest expense and the associated significant cash requirements and the exclusion of depreciation and amortization, which represent significant and unavoidable operating costs given the level of indebtedness and capital expenditures needed to maintain our business.  For these reasons, we rely primarily on our Irish GAAP operating results and use EBITDA only supplementally.  In calculating EBITDA, we exclude the effects of equity minority interests and share of associates income because equity minority interests and share of associates income are generally recognized in the form of dividends paid or received, respectively.  In order to maintain comparability and consistency between operating income and EBITDA, we believe it is appropriate to exclude equity minority interests and share of associates income from EBITDA.  Management believes that these items do not facilitate an understanding of our continuing operating performance.

•                  The Company’s definition, presentation and reconciliation of EBITDA in all future filings will not include an adjustment for reorganization and restructuring costs.  The Company will provide information on the impact of reorganization and restructuring costs as “supplemental information” in the table. The Company will describe the impact of reorganization and restructuring costs in the Operating and Financial Review and Prospects section of future reports on Form 20-F or in the description of results in future reports on Form 6-K, as applicable.

•                  As noted above, the Company will not include the measures “EBITDA before exceptional items” or “Adjusted EBITDA” in its future filings.  The Company’s definition, presentation and reconciliation of EBITDA in all future filings will not include an adjustment for stock compensation expense.  The Company will provide information on the impact of stock compensation expense as “supplemental information” in the table. The Company will describe the impact of stock compensation expense in the Operating and Financial Review and Prospects section of future reports on Form 20-F or in the description of results in future reports on Form 6-K, as applicable.

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 861-2232 or Janette McMahan at (312) 861-2110.

Sincerely,

/s/ Dennis M. Myers

Dennis M. Myers, P.C.

cc:	Gary W. McGann
Ian J. Curley